Exhibit 99

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
               OF THE PRIVATE SECURITIES LITIGATION REFORM ACT

NVE Corporation is filing this Exhibit 99 to its Quarterly Report on Form 10-Q to avail itself of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report on Form 10-Q, future filings with the Securities and Exchange Commission, press releases and in oral statements made with the approval of an authorized executive officer, the words may, will, expect, anticipate, intend, believe, estimate, should, or continue or the negatives of these terms or other variations on these words or comparable terminology are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These types of statements and the facts or events to which they relate express risks and uncertainties that could cause actual results to differ materially from historical financial condition, operating results, business prospects or any other aspect of NVE, and those presently anticipated or projected. We caution readers that the following important factors, among others, could affect our financial condition, operating results, business prospects or any other aspect of NVE, and could cause our actual results to differ materially from that projected or estimated by us in the forward-looking statements made by us or on our behalf. Although we have attempted to list below the important factors which do or may affect our financial condition, operating results, business prospects or any other aspect of NVE, other factors may in the future prove to be more important. New factors emerge from time to time and it is not possible for us to predict all of such factors. Similarly, we cannot necessarily assess or quantify the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in forward-looking statements.


RISKS RELATED TO OUR BUSINESS

WE RELY ON GOVERNMENT CONTRACTS FOR A LARGE PERCENTAGE OF OUR REVENUE AND WE WILL LOSE REVENUE IF GOVERNMENT FUNDING IS REDUCED OR ELIMINATED.
United States government contracts accounted for the majority of our fiscal 2005 revenue. Government agencies may face difficult budget constraints in the government fiscal year ending September 30, 2006. Government research and development funding may move away from basic research, which is the area where most of our contracts are classified, toward near-term development. A material decrease in government funding research or disqualification as a vendor to the U.S. government for any reason would cause serious setbacks and would likely hamper both future research and development activity, as well as related revenue.

FAILURE TO QUALIFY AS A SMALL BUSINESS UNDER FEDERAL REGULATIONS COULD MAKE US INELIGIBLE FOR SOME GOVERNMENT-FUNDED RESEARCH GRANTS WHICH COULD HAVE A SIGNIFICANT IMPACT ON OUR REVENUE AND OUR ABILITY TO MAKE RESEARCH AND DEVELOPMENT PROGRESS.
Federal regulations place a number of criteria for a business to be eligible to compete for Small Business Innovation Research (SBIR) awards. Those criteria include number of employees and ownership structure. While we believe we meet the criteria, changes in our ownership beyond our control could cause us to lose our eligibility to compete for SBIR awards, which in turn could have a material adverse effect on our revenue, profits, and research and development efforts.

WE MAY LOSE REVENUE IF ANY OF OUR LARGE CUSTOMERS CANCEL, POSTPONE, OR REDUCE THEIR PURCHASES.
We rely on several large customers for a large percentage of our revenue; these include Agilent Technologies, Inc., St. Jude Medical, Inc., the United States Government, Digi-Key Corporation, and certain other distributors. Agilent has informed us that it has announced signed an agreement to sell its Semiconductor Product Group (SPG) to Kohlberg Kravis Roberts and Company (KKR) and Silver Lake Partners. The transaction is expected to close by November 1, 2005. If the planned sale closes we expect purchase orders placed with us by SPG to be honored under the new ownership structure, and expect to continue our business relationship with SPG. In fiscal 2006 we reduced our number of manufacturer's representatives, which increased our dependence on our North American distributors. Orders from these large customers can be cancelled, postponed, or reduced without cause or notice, and the loss of any of these customers could have a significant impact on our revenue and our profitability.

WE FACE AN UNCERTAIN ECONOMIC ENVIRONMENT IN OUR INDUSTRY THAT COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.
The semiconductor market, which is the primary market for our products, has been subject to sudden downturns in the past. Any future downturn in the economic environment would likely have a material adverse impact on our business and revenue.

OUR REPUTATION COULD BE DAMAGED AND WE COULD LOSE REVENUE IF WE FAIL TO MEET TECHNICAL CHALLENGES REQUIRED TO PRODUCE MARKETABLE PRODUCTS.
Our products use new technology and we are continually researching and developing product designs and production processes. Our production processes require control of magnetic and other parameters that are not required in conventional semiconductor processes. If we are unable to develop stable designs and production processes we may not be able to produce products that meet our customers' requirements, which could cause damage to our reputation and loss of revenue.

OUR FAILURE TO MEET STRINGENT CUSTOMER TECHNICAL REQUIREMENTS COULD RESULT IN THE LOSS OF KEY CUSTOMERS AND POTENTIALLY REDUCE OUR SALES.
Some of our customers, including Agilent, St. Jude Medical, and Starkey Laboratories, have stringent technical requirements which require our products to pass certain test and qualification criteria before they are accepted by such customers. Failure to meet those criteria could result in the loss of current sales revenue, customers and future sales.

OUR SENSORS ARE INCORPORATED INTO MEDICAL DEVICES, WHICH COULD EXPOSE US TO A RISK OF PRODUCT LIABILITY CLAIMS AND SUCH CLAIMS COULD SERIOUSLY HARM OUR BUSINESS AND FINANCIAL CONDITION.
Certain of our sensor products are used in medical devices, including cardiac pacemakers and implantable cardioverter defibrillators ("ICDs") made by St. Jude Medical, which help sustain human life. We are also marketing our sensor technology to other manufacturers of cardiac pacemakers and ICDs. Although we have an indemnification agreement with a St. Jude Medical company with provisions designed to limit our exposure to product liability claims, there can be no assurance that we will not be subject to losses, claims, damages, liabilities, or expenses arising out of bodily injury or property damage arising from the incorporation of our sensors in products sold by St. Jude Medical or others. Existing or future laws or unfavorable judicial decisions could limit or invalidate the provisions of our indemnification agreement, or the agreement may not be enforceable in all instances. A successful product liability claim could require us to pay, or contribute to payment of, substantial damage awards, which would have a significant negative effect on our business and financial condition.

FEDERAL LEGISLATION MAY NOT PROTECT US AGAINST LIABILITY FOR THE USE OF OUR SENSORS IN MEDICAL DEVICES AND A SUCCESSFUL LIABILITY CLAIM COULD SERIOUSLY HARM OUR BUSINESS AND FINANCIAL CONDITION.
Although the Biomaterials Access Assurance Act of 1998 may provide us some protection against potential liability claims, that Act includes significant exceptions to supplier immunity provisions, including limitations relating to negligence or willful misconduct. A successful product liability claim could require us to pay, or contribute to payment of, substantial damage awards, which would have a significant negative effect on our business and financial condition. Any product liability claim against us, with or without merit, could result in costly litigation, divert the time, attention and resources of our management and have a material adverse impact on our business.

CHANGES IN THE INTERACTION BETWEEN OUR SENSORS AND OUR CUSTOMERS' MEDICAL DEVICES COULD CAUSE THE MEDICAL DEVICES TO FAIL, EXPOSING US TO A RISK OF PRODUCT LIABILITY CLAIMS THAT COULD SERIOUSLY HARM OUR BUSINESS AND FINANCIAL CONDITION.
Our sensors function in interaction with our customers' medical devices. Our sensors are manufactured to meet various electrical, magnetic, and other specifications, but the actual performance of the products is dependent on how they are used in the customers' devices over the lifetime of the devices. This interaction could be different than expected for a number of reasons. Consequently, it is possible that customers may experience problems with their medical devices that could require device recall or other corrective action, where our sensors met the specification at delivery, and for reasons that are not related primarily or at all to any failure by our product to perform in accordance with specifications. It is possible that our customers or our customers' patients may assert that our sensors caused or contributed to device failure where our product was not the primary cause of the device performance issue.

ANY MALFUNCTION OF OUR SENSORS IN EXISTING MEDICAL DEVICES COULD LEAD TO THE NEED TO RECALL FROM THE MARKET DEVICES INCORPORATING OUR SENSORS, WHICH MAY BE HARMFUL TO OUR REPUTATION AND CAUSE A SIGNIFICANT LOSS OF REVENUE.
Any malfunction of our sensors could lead to the need to recall from the market existing medical devices incorporating our sensors, which may be harmful to our reputation which is dependent on product safety and efficacy. Even if assertions that our sensors caused or contributed to device failure do not lead to product liability or contract claims, such assertions could harm our reputation and our customer relationships. Any damage to our reputation and/or the reputation of our products, or the reputation of our customers or their products could limit the market for our and our customers' products and harm our results of operations.

WE MAY LOSE BUSINESS AND REVENUE IF OUR CRITICAL PRODUCTION EQUIPMENT FAILS. Our production process relies on certain critical pieces of equipment for defining, depositing, and modifying the magnetic properties of very thin metal films. Some of this equipment was designed or customized by us, and some may no longer be in production. While we have back-ups for some of the equipment, an in-house maintenance staff, some critical spare parts, and maintenance agreements for certain pieces of equipment, we cannot be sure we could repair or replace critical manufacturing equipment were it to fail.

IF WE ARE UNABLE TO DELIVER PRODUCTS WE FACE PENALTIES, INCLUDING LOSS OF CERTAIN EXCLUSIVE MANUFACTURING RIGHTS.
Our Agilent supply agreement allows Agilent to gain rights to manufacture couplers based on our technology if we are unable to deliver products on time. The imposition of this penalty could have a material impact on future sales of our products. Furthermore, on reaching certain sales goals, Agilent could gain exclusive rights to distribute certain couplers based on our technology, which could reduce our product sales and leave us partially or totally dependent on Agilent for future coupler sales.

THE LOSS OF SUPPLY FROM ANY OF OUR KEY SINGLE-SOURCE WAFER SUPPLIERS COULD IMPACT OUR ABILITY TO PRODUCE AND DELIVER PRODUCTS AND CAUSE LOSS OF REVENUE. Critical suppliers include our suppliers of certain semiconductor wafers that are incorporated in our products. These critical suppliers include Advanced Semiconductor Manufacturing Corporation of Shanghai (China), AMI Semiconductor, Inc., Intersil Corporation, Taiwan Semiconductor Manufacturing Corporation, and Texas Instruments Inc. We maintain inventory of some critical wafers, but we have not identified or qualified alternate suppliers for many of the wafers now being obtained from single sources.

THE LOSS OF SUPPLY OF ANY CRITICAL CHEMICALS OR SUPPLIES COULD IMPACT OUR ABILITY TO PRODUCE AND DELIVER PRODUCTS AND CAUSE LOSS OF REVENUE.
There are a number of critical chemicals and supplies that we require to make products. These include certain photoresists, polymers, metals, and alloys. We maintain inventory of critical chemicals and materials, but in many cases we are dependant on single sources, and some of the materials could be discontinued by their suppliers at any time. Any supply interruptions could seriously jeopardize our ability to provide products that are critical to our business and operations and may cause us to lose revenue.

THE LOSS OF SUPPLY FROM ANY OF OUR SINGLE-SOURCE PACKAGING VENDORS COULD IMPACT OUR ABILITY TO PRODUCE AND DELIVER PRODUCTS AND CAUSE LOSS OF REVENUE.
We are dependent on our packaging vendors including NS Electronics Bangkok (Thailand), Ltd., Circuit Electronic Industries Public Co., Ltd. ("CEI," Ayutthaya, Thailand), and CIRTEK Electronics Corporation of Laguna, The Philippines. Some of our products use processes or tooling unique to a particular packaging vendor, and it might be expensive, time-consuming, or impractical to convert to another vendor in the event of a supply interruption. CEI has [submitted a reorganization plan for debt rehabilitation to the Central Bankruptcy Court of Thailand]. CEI has told us that the rehabilitation process will not affect their ability to support their customers in any way. We have identified potential alternate vendors in case CEI's ability to serve our needs becomes impaired, however it could prove expensive or time-consuming, or technically challenging to convert to an alternate vendor. If one of our packaging vendors were to become insolvent we might not be able to recover work in process or finished goods in their possession. Any supply interruptions or loss of inventory could seriously jeopardize our ability to provide products that are critical to our business and operations and may cause us to lose revenue. Higher packaging costs with an alternate vendor could have a significant impact on our profitability.

BECAUSE WE ARE SIGNIFICANTLY SMALLER THAN THE MAJORITY OF OUR COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO INCREASE OUR MARKET SHARE AND FUTURE REVENUE.
Our known competitors and potential competitors include Advanced Micro Devices, Inc., Agilent Technologies, Inc., Allegro Microsystems, Inc., Analog Devices, Inc., Coatue, Cypress Semiconductor Corporation, Elpida Memory, Inc., Fairchild Semiconductor International, Fujitsu Limited, Grandis, Inc., Hermetic Switch, Inc., IBM Corporation, Infineon Technologies AG, Intel Corporation, Linear Technology Inc., Macronix International Co., Ltd., Maxim Integrated Products, Inc., Meder Electronic AG, Memscap SA, Nantero, Inc., NEC Corporation, Ovonyx, Inc., Ramtron International Corporation, Renesas Technology Corporation, Royal Philips Electronics, Samsung Electronics, Ltd., Sensitec GmbH, Simtek Corporation, Spintec, Spintron, STMicroelectronics NV, Texas Instruments Inc., Thin Film Electronics ASA, Toshiba Corporation, Vishay Intertechnology, and others. We believe that we face particularly aggressive competition in our coupler business, and we believe that our competition is increasing as the technology matures. This has meant more competitors and more severe pricing pressure. Furthermore, our competitors are narrowing or eliminating performance advantages we may have had. We expect these trends to continue, and our future competitiveness will depend on our ability to develop new products and reduce our product costs. Most of our competitors and potential competitors are established companies that have significantly greater financial, technical, and marketing resources than us. While we believe that our products have important competitive advantages, our competitors may succeed in developing and marketing products that perform better or are less expensive than ours, or that would render our products and technology obsolete or noncompetitive.

WE DERIVE SIGNIFICANT REVENUE FROM OUR SALE OF PRODUCTS USED IN MEDICAL DEVICES, AND LOSS OF BUSINESS DUE TO COMPETITIVE FACTORS COULD CAUSE A SIGNIFICANT LOSS OF REVENUE.
Our medical sensors face competition from electromechanical magnetic sensors such as reed switches. Reed switches have been in use for several decades. A reed switch uses a pair of contacts that pull together when subjected to a magnetic field, closing an electrical circuit. Our medical sensor competitors include Hermetic Switch, Inc., which manufactures miniature magnetically-operated reed switches. Additionally, Meder Electronic AG (Engen/Welschingen, Germany) and Memscap SA (Grenoble, France) manufacture microelectromechanical system (MEMS) reed switches. Because our sensors have no moving parts, we believe they are more reliable than reed switches. We also believe our sensors are smaller than the smallest reed switches, more precise in their magnetic switch points, and more sensitive to small magnetic fields. While we believe that our sensors have important competitive advantages in medical devices, our competitors may succeed in developing and marketing products that perform better or are less expensive than ours, or that would render our products obsolete or noncompetitive.

OUR LICENSE AGREEMENTS INCLUDE REVENUE MINIMUMS AND ROYALTY LIMITS, WHICH COULD LIMIT THE TOTAL AMOUNT OF REVENUE WE CAN DERIVE UNDER THESE AGREEMENTS.
Our existing license agreements do not provide for us to receive royalties until revenue minimums are met by licensees. In addition, some of these agreements place limits on future royalty and license payments. These provisions could substantially delay our potential revenue and profits from these licensing arrangements and could limit the total amount of revenue that we can derive under these license agreements. Such limits are common practice in our industry, but they could limit our potential MRAM revenue and profits even if our intellectual property is widely adopted.

OUR BUSINESS MAY SUFFER BECAUSE WE HAVE LIMITED INFLUENCE OVER THE RATE OF ADOPTION OF OUR TECHNOLOGY, AND MRAM TECHNOLOGY MAY NOT BUILD INTO A LARGE OR SIGNIFICANT MARKET.
A significant portion of our future revenue and profits is dependent on our current and future licensees introducing MRAM products. Production difficulties, technical barriers, high production costs, poor market reception or other problems, almost all of which are outside our control, could prevent the deployment of MRAM or limit its market potential. In addition, our licensees may have other priorities that detract attention and resources from introduction of MRAM products using our technology. Furthermore, competing technologies could prevent or supplant MRAM from becoming an important memory technology.

OUR LICENSEES MAY NOT BE ABLE TO MAKE COMMERCIALLY VIABLE MRAMS, WHICH WOULD LIMIT OUR REVENUE FROM MRAM AND LIKELY CAUSE OUR STOCK PRICE TO DECLINE.
MRAM is a new technology, and we are almost completely dependent on licensees to convert our intellectual property into commercially viable MRAM. While our licensees have made samples, there may be technical and manufacturing issues to be resolved before commercially viable devices can be produced, and these problems may never successfully be solved.

WE ARE HIGHLY DEPENDENT ON MOTOROLA OR FREESCALE TO COMBINE OUR MRAM TECHNOLOGY WITH CONVENTIONAL SEMICONDUCTORS AND WE MAY LOSE POTENTIAL REVENUE IF MOTOROLA OR FREESCALE ARE UNSUCCESSFUL.
Embedded MRAM, that is, MRAM combined with conventional semiconductors, is a major market for MRAM and our primary potential source of royalties from Motorola, Inc. We are highly dependent on the success of Motorola or Freescale Semiconductor, Inc. embedding MRAM into cellphone and system integrated circuits. Technical difficulties with embedding, production difficulties, high production costs, or other problems, almost all of which are outside our control, could limit our potential MRAM royalties under our license agreement with Motorola.

FREESCALE COULD CANCEL ITS MRAM DEVELOPMENT PROGRAM AT ANY TIME, WHICH WOULD REDUCE OUR FUTURE REVENUE POTENTIAL.
Freescale could cancel its MRAM development programs at any time because of financial or other considerations. Such a cancellation would likely eliminate our opportunity to negotiate a license agreement with Freescale or receive royalties from the sale of devices under our agreements with Motorola. Furthermore, we believe Royal Philips Electronics and STMicroelectronics NV are dependent on Freescale for their MRAM designs. Therefore a cancellation or lack of success of Freescale's MRAM programs would likely hamper or eliminate any opportunity to negotiate license agreements with Philips or STMicroelectronics.

OUR FUTURE BUSINESS MAY SUFFER BECAUSE WE MAY NOT BE ABLE TO CONSUMMATE ADDITIONAL MRAM LICENSE AGREEMENTS.
Although there are potential licensees for our MRAM intellectual property in addition to our current licensees, we may never be able to consummate additional license agreements. Potential licensees for our MRAM intellectual property might not be interested unless and until the commercial viability of the technology is demonstrated. Potential licensees could also use their own or a third party's MRAM intellectual property rather than ours. In addition, our existing agreements place restrictions on future license agreements. Specifically, one of our agreements allows one of our licensees to approve licenses with certain other potential licensees. Each of these limitations could hinder our ability to consummate additional MRAM license agreements.

WE WILL NOT RECEIVE ROYALTIES IF OUR LICENSEES DO NOT USE OUR INTELLECTUAL PROPERTY.
Our license agreements do not require our licensees to use our intellectual property. Although we believe, based on their public disclosures, that devices Freescale and Motorola have described use our intellectual property at least to some extent, our licensees could circumvent or find alternatives to all or some of our technology, and our license agreements require royalty payments only if our licensees use our intellectual property in their devices. It is possible that our licensees might make MRAM devices without using our technology or infringing on our patents, and we would not receive royalties on such devices.

WE MAY NOT BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR OUR TECHNOLOGY MAY PROVE TO INFRINGE UPON PATENTS OR RIGHTS OWNED BY OTHERS WHICH MAY PREVENT THE FUTURE SALE OF OUR PRODUCTS OR INCREASE THE COST OF SUCH SALES. We protect our proprietary technology and intellectual property by seeking patents, trademarks, and copyrights, and by maintaining trade secrets through entering into confidentiality agreements with employees, suppliers, customers, and prospective customers depending on the circumstances. We hold patents or are the licensee of others owning patented technology covering certain aspects of our sensor, coupler, and MRAM technology. These patent rights may be challenged, rendered unenforceable, invalidated or circumvented. In addition, rights granted under the patents or under licensing agreements may not provide a competitive advantage to us. At least several potential MRAM competitors have described designs that we believe would infringe on our patents if such designs were to be commercialized. Efforts to legally enforce patent rights can involve substantial expense which we may not be able to afford and in any case may not be successful. Further, others may independently develop similar, superior, or parallel technologies to any technology developed by us, or our technology may prove to infringe upon patents or rights owned by others. Thus the patents held by or licensed to us may not afford us any meaningful competitive advantage. Also, our confidentiality agreements may not provide meaningful protection of our proprietary information. Our inability to maintain our proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

OUR FUTURE BUSINESS MAY SUFFER IF WE ARE UNABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS WITH EXISTING LICENSEES.
Our success in enforcing our intellectual property rights may be dependent on our ability to enforce our contract rights under existing license agreements. Our existing licensees could claim without merit that they do not use our intellectual property or claim that one or more of our patents are invalid. In 2000 we were forced to resort to litigation to enforce our intellectual property rights with Motorola, and we plan to continue to vigorously defend our intellectual property rights. Our limited capital resources could put us at a disadvantage if we take legal action to enforce our intellectual property rights.

WE MAY NOT BE ABLE TO NEGOTIATE A NEW MRAM LICENSING AGREEMENT WITH FREESCALE. Our Patent License Option Agreement with Motorola provides for termination December 31, 2005 or on the date Motorola ceases manufacturing MRAM Products whichever is later. Such a termination appears likely as a result of Motorola apparently having eliminated its ability to manufacture MRAM Products through its spinoff of Freescale. We are free to negotiate a new agreement with Freescale or an assignment of the Motorola Patent License Option Agreement to Freescale, but would do so only with amendments thereto. There can be no assurance, however, that any such agreement can be reached with Freescale, or that any such agreement with Freescale would be on more favorable terms to NVE than the present agreement with Motorola, or that NVE would receive any value under the existing Patent License Option Agreement or any value under any such further agreement with Freescale.

MOTOROLA MAY ATTEMPT TO HAVE MRAM MANUFACTURED BY FREESCALE FOR MOTOROLA UNDER OUR AGREEMENT WITH MOTOROLA, WHICH COULD BE UNDER LESS FAVORABLE TERMS FOR US THAN AN AGREEMENT WITH FREESCALE.
Motorola has indicated to us that it may attempt to have MRAMs manufactured by Freescale for Motorola under the so-called "have made" rights in our agreement with Motorola. We believe Motorola will likely have terminated this agreement and so relinquish its have-made rights at the end of 2005, as a result of having transferred its MRAM manufacturing capability to Freescale. If Freescale commences MRAM production, we hope to, before the termination of the Motorola agreement, negotiate a new agreement with Freescale, or an assignment of the Motorola agreement to Freescale, though only with amendments thereto, but there can be no assurances that we will complete such an agreement or assignment.

OUR BUSINESS SUCCESS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY-QUALIFIED MANAGEMENT AND TECHNICAL EMPLOYEES.
We have no employment agreements with any of our management other than our Chief Executive Officer, Dr. Baker, and have no key-person insurance covering employees. Competition for highly-qualified management and technical personnel is generally intense and we may not be able to attract and retain the personnel necessary for the development and operation of our business. The loss of the services of key personnel could have a material adverse effect on our business, financial condition and results of operations. Our Chief Technology Officer, Dr. Daughton, could decide to retire in Fiscal 2006 and we may not be able to replace his technical or contract development expertise.

WHILE WE BELIEVE THAT WE CURRENTLY HAVE ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING IN PLACE, IN THE FUTURE OUR MANAGEMENT WILL BE REQUIRED TO EVALUATE OUR INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 AND ANY ADVERSE RESULTS FROM SUCH EVALUATION COULD RESULT IN A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE AFFECT ON OUR FINANCIAL RESULTS AND THE MARKET PRICE OF OUR COMMON STOCK.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), the SEC adopted rules requiring each public company to include a management report assessing the effectiveness of its internal control over financial reporting in Annual Reports on Form 10-KSB or 10-K, and the independent registered public accounting firm auditing such company's financial statements must attest to and report on management's assessment of the effectiveness of the internal control over financial reporting. This requirement will apply to our Annual Report for the fiscal year ending March 31, 2007 if we meet the test for being an "Accelerated Filer" as of September 30, 2006. If we are not deemed to be an Accelerated Filer on that date, we will be required to comply with
Section 404 in our Annual Report for the fiscal year ending March 31, 2008. While we currently anticipate being able to fully implement the requirements relating to compliance with Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of such activities on our operations due in large part to the lack of precedent available by which to measure compliance with such requirements. If we are not able to implement the requirements of
Section 404 in a timely manner or with adequate compliance, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our common stock. In addition, to the extent we or our independent registered public accounting firm identify a significant deficiency in our internal control over financial reporting, the resources and costs required to remediate such deficiency could have a material adverse impact on our future results of operations.


RISKS RELATED TO BUYING OUR STOCK

OUR STOCK HAS BEEN MORE VOLATILE THAN OTHER TECHNOLOGY SECTOR STOCKS.
The market price of our common stock has experienced significant fluctuations and may continue to fluctuate in the future. We believe these fluctuations have been greater on a percentage basis than other technology sector stocks.

OUR STOCK MAY BE SUBJECT TO VOLATILITY BECAUSE IT IS NOT LISTED ON A NATIONAL MARKET.
Our common stock is traded on the NASDAQ SmallCap Market, which has less daily trading volume on average than the average trading market for companies quoted on the NASDAQ National Market or the New York Stock Exchange. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

THE PRICE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY SIGNIFICANT PRICE FLUCTUATIONS DUE TO A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL. Our stock price declined significantly in the past fiscal year, and could continue to decline. In the past, securities class-action litigation has often been brought against a company following periods of decline in the market price of its securities. In the future we could be the target of this type of litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which can seriously harm our business.

The market price of our common stock may be significantly affected by many factors, some of which are beyond our control, including:

     * technological innovations by us, our licensees, or our competitors;

     * the announcement of new products, product enhancements, contracts, or license agreements by us, our licensees, or our competitors;

     * changes in requirements or demands for our products;

     * changes in prices of our or our competitors' products and services;

     * quarterly variations in our operating results;

     * changes in our revenue and revenue growth rates;

     * changes in revenue estimates, earnings estimates, or market projections by market analysts, speculation in the press or analyst community;

     * short selling and covering of short positions in our stock; and

     * general market conditions or market conditions specific to particular industries.